News Release Sustainable Growth

HARVEST ENERGY ANNOUNCES THIRD QUARTER 2007 RESULTS,
DISTRIBUTION DECLARATION & SUSTAINABLE GROWTH STRATEGY

Calgary, Alberta – November 8, 2007 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy (“Harvest”) today announces the release of its third quarter 2007 financial and operating results. The unaudited financial statements, notes and MD&A are filed on SEDAR, are available on Harvest’s website on the ‘Financial Information – Quarterly Reports’ page and will be filed on EDGAR. All figures reported herein are Canadian dollars unless otherwise stated.

Third Quarter Highlights:

●

Cash from operating activities totaled $191.0 million in the third quarter, compared to $143.6 million in the same quarter in 2006, primarily due to a reduction in cash settlements on risk management contracts, the realization of currency exchange gains and reduced working capital requirements;

●	Upstream oil and gas business generated $147.9 million of cash in the third quarter with production of 59,961 barrels of oil equivalent per day ("boepd");

●

Closed the $139.3 million acquisition of Grand Petroleum Inc. in late July and successfully integrated approximately 3,400 boepd of production into our operations, with two new wells expected to be tied in during the fourth quarter;

●

Capital investments in the upstream totaled $73.3 million with the drilling of 55 gross wells (100% success rate) and we continued to make progress on our enhanced oil recovery pilot projects at Wainwright and Bellshill Lake with implementation planned for 2008;

●

Commenced planned refinery maintenance late in the third quarter which resulted in throughput of 103,983 bbl/d for the period, and successfully accelerated a planned turnaround into the fourth quarter to take advantage of seasonally low refining margins, while positioning the refinery to maximize throughput for the first half of 2008 when refining margins are historically stronger. Achieved average refinery throughput of 111,052 barrels per day and refinery margins of $10.57/bbl for the first nine months of 2007;

●	Crystallized a $43.5 million currency exchange gain by effectively converting the currency on US$492.7 million in bank borrowings;

●	Monthly distributions declared through the quarter represented approximately 87% of cash from operating activities; and

●	Advanced and formalized a Sustainable Growth strategy which will position Harvest for the long-term as a significant operator in Canada’s energy industry.

Our industry has been faced with significant challenges over the past twelve months including the Canadian Government’s implementation of a trust tax effective 2011, the negative impact of escalating industry costs along with the negative implications of the rising Canadian dollar, uncertainty created by the Alberta government’s change to the oil and gas royalty regime, and the volatility inherent in the refining business. In response to these factors and as part of our Sustainable Growth strategy, we are adjusting our monthly distribution to C$0.30 per trust unit for each of the months of November 2007, December 2007, January 2008 and February 2008. Details regarding payment, ex-distribution and record dates are included below under the heading “Distributions”.

HARVEST ENERGY
PRESS RELEASE	Page 2 of 8	November 8, 2007

SELECTED INFORMATION

The table below provides a summary of our financial and operating results for the three and nine month periods ended September 30, 2007 and 2006.

	Three Months Ended September 30			Nine Months Ended September 30

($000s except where noted)	2007	2006	Change	2007	2006	Change

Revenue, net(1)	1,007,786	312,864	222%	3,156,518	677,424	366%

Cash From Operating Activities	191,049	143,597	33%	553,315	367,342	51%
Per trust unit, basic	$ 1.31	$ 1.35	(3%)	$ 4.09	$ 3.79	8%
Per trust unit, diluted	$ 1.22	$ 1.31	(7%)	$ 3.74	$ 3.67	2%

Net Income(2)	11,811	107,768	(89%)	87,909	134,513	(35%)
Per trust unit, basic	$ 0.08	$ 1.01	(92%)	$ 0.65	$ 1.39	(53%)
Per trust unit, diluted	$ 0.08	$ 0.99	(91%)	$ 0.65	$ 1.38	(53%)

Distributions declared	166,271	123,112	35%	465,598	333,813	39%
Distributions declared, per trust
unit	$ 1.14	$ 1.14	-%	$ 3.42	$ 3.39	1%
Distributions declared as a
percentage of Cash From
Operating Activities	87%	86%	1%	84%	91%	(7%)

Bank debt				1,205,119	591,189	104%
Senior debt				241,628	279,425	(14%)
Convertible debentures(3)				650,440	235,114	177%
Total long-term financial
liabilities(3)				2,097,187	1,105,728	90%

Total assets				5,585,651	4,076,771	37%

UPSTREAM OPERATIONS
Daily Production
Light to medium oil (bbl/d)	27,401	28,394	(3%)	27,342	27,136	1%
Heavy oil (bbl/d)	14,217	13,919	2%	14,845	14,003	6%
Natural gas liquids (bbl/d)	2,219	2,595	(14%)	2,350	2,111	11%
Natural gas (mcf/d)	96,737	103,618	(7%)	98,682	91,379	8%
Total daily sales volumes
(boe/d)	59,961	62,178	(4%)	60,984	58,480	4%

Cash capital expenditures	73,323	129,054	(43%)	270,031	286,523	(6%)

DOWNSTREAM OPERATIONS
Average daily throughput
(bbl/d)	103,983	-	n/a	111,052	-	n/a
Aggregate throughput (mbbl)	9,566	-	n/a	30,317	-	n/a

Average Refining Margin
(US$/bbl)	3.08	-	n/a	10.57	-	n/a

Cash capital expenditures	12,468	-	n/a	27,222	-	n/a

(1)	Revenues are net of royalties and risk management activities

(2)

Net Income includes a future income tax recovery of $54.4 million for the three months ended September 30, 2007 and a future tax expense of $123.3 million for the nine months ended September 30, 2007. Please see Note 14 to the Consolidated Financial Statements for further information.

(3)	Includes current portion of Convertible Debentures.

HARVEST ENERGY
PRESS RELEASE	Page 3 of 8	November 8, 2007

Q3 MESSAGE TO UNITHOLDERS

SUSTAINABLE GROWTH STRATEGY

One of Harvest’s unique advantages is our willingness and ability to quickly react and evolve to address challenges and changes within our business. We have faced several substantial changes over the past twelve months that have effectively transformed the industry. Through this, we have continued to evolve and drive forward with our plan to grow Harvest into a leading integrated and competitive oil and gas company.

Over the past five years since our initial public offering, we have followed our value principles and successfully assembled a unique suite of assets that would be very difficult if not impossible to replicate today. Our asset base is predominantly large pools of light/medium and heavy crude oil which have significant opportunity for sustainable development, and are complemented by our very long-life refining and marketing assets. We have structured our organization to benefit from vertical integration, and as a result, have a unique inventory of future internal development opportunities in the upstream and downstream business segments that we can invest in to generate attractive rates of return. Given our size, liquidity and integrated structure, we are well positioned to supplement our internal portfolio with value-added acquisitions that help drive Sustainable Growth.

UPSTREAM SEGMENT

In response to the challenges we face in western Canada to control escalating costs and offset natural declines, we are looking longer term and building Harvest for the future. Our commitment to Sustainable Growth has driven us to focus on improving the long-term recovery from our upstream assets, which consist of large hydrocarbon deposits that can be technically enhanced to improve and increase the recovery of the resource. We have a number of assets where we are implementing and optimizing long-life primary and secondary recovery through more active reservoir management.

Resource Potential

  We have over 2 billion barrels of conventional original-oil-in-place (OOIP), and an incremental 1 billion barrels of oil sands OOIP. This provides us with an excellent source of long-term development opportunities with potential for enhancing future cash flow and oil recovery, and the flexibility to pursue these opportunities as the price and cost environment allow.

  Over 1,000 drilling locations have been identified on our existing portfolio of properties, representing a 4-5 year development plan based on our current capital budget levels. Year to date in 2007 we have drilled 161 gross wells achieving a 98% success rate.

  We continue to seek opportunities to consolidate assets that complement and enhance our existing portfolio of assets, specifically those with identified opportunity for performance improvement through future development or optimization. We have been pleased with the performance to date of the heavy oil assets acquired in December 2006 and February 2007, and with the results and performance of the assets we added from the Grand Petroleum acquisition which closed in the third quarter.

In late October, the Alberta government announced dramatic changes to the province’s existing royalty framework which will take effect January 1, 2009. These changes impose more punitive royalty rates for higher productivity wells and during periods of high commodity prices, resulting in a disincentive for investment. Despite this negative event for the entire oil and gas sector in Alberta, the impact to Harvest’s current production is relatively neutral and could actually be marginally positive. This is because less than half of our cash flow is generated in Alberta, between 25-30% of our Alberta production is from freehold lands which are not impacted by the changes and predominantly due to our high percentage of long-life, lower productivity wells which were less significantly affected and in some cases will see reduced royalty rates.

Long Term Resource Projects & Enhanced Oil Recovery (EOR)

  Wainwright, AB – Technical evaluation of a commercially viable EOR pilot project involving an Alkaline Surfactant Polymer (ASP) flood has been completed, and we are in the process of sourcing necessary equipment with plans for implementation of a full scale pilot in 2008. Our technical work of the potential recovery from this large 100% working interest Sparky medium gravity oil pool (133mmboe net Harvest OOIP) indicates pool-wide recovery factors could exceed 50%, compared to current (end of third quarter) recovery factors of approximately 35%.

HARVEST ENERGY
PRESS RELEASE	Page 4 of 8	November 8, 2007

  Bellshill Lake, AB - New water injection scheme to be implemented in the Ellerslie Formation has the potential to add incremental medium oil, up to 16mmboe which is a potential increase of approximately 125% over booked proved plus probable reserves as at December 31, 2006. Harvest has a 99% working interest in the Bellshill Lake Ellerslie unit that contains an estimated 216 mmboe net Harvest OOIP with a recovery factor to the end of the third quarter of 49%. Infrastructure modifications will be undertaken in 2008 to initiate the first phase of this improved recovery project.

  Hayter, AB – Harvest has initiated testing of solvent injection (2007), acid gas injection (2007) and enhanced water injection (anticipated in 2008) pilots to determine the most effective enhanced recovery technique for this large (138mmboe net Harvest OOIP) Dina heavy oil resource with low recovery factor (approximately 20% of the OOIP) to the end of the third quarter.

  Kindersley, SK – Harvest has been working with a third party research organization to evaluate the potential incremental recovery from our 79% working interest Eagle Lake Viking light oil pool utilizing enhanced waterflood technology. This large light oil resource contains an estimated 80 mmboe of OOIP with a recovery factor through the end of the third quarter of approximately 28%.

  Hay River, BC – Our Hay River property has over 200 mmboe of original resource in place with only 8% recovery to date. Our primary focus in the winter of 2008 will be to increase water injection to maintain reservoir pressure, thus ensuring the long term recovery potential of this large, medium gravity oil resource.

  Oil Sands – We have approximately 47,000 net acres of oil sands leases, including 29,400 acquired through 2006 and 2007 in the Red Earth area of northern Alberta, an emerging oil sands region. Ongoing activity at Red Earth includes the drilling of strat test evaluation wells to confirm the estimated 1 billion bbl of OOIP resource and identify the optimum drainage architecture and recovery technology to be applied. Harvest produces approximately 3,000 boepd of light (37-39° API) gravity crude in the Red Earth area that could be used as a blending diluent for any oilsands production, thereby eliminating the need to purchase more expensive condensate and improving overall economics.

  CO2 (Carbon dioxide) Flooding - A proven method for enhancing the recovery of medium and light oil reservoirs, CO2 flooding represents an excellent technology for large pools of hydrocarbons that have low recovery factors to date. We estimate that 40% of our oil asset base is applicable to miscible and immiscible CO2 flooding, a view which is supported by a third party engineering firm. If fully implemented when suitable CO2 infrastructure and delivery systems are in place, this technology could result in an incremental 8-15% oil recovery over current primary recovery techniques.

  Coal Bed Methane (CBM) – Within our portfolio, we have 125,000 net acres of land through the CBM corridor in west central Alberta, and will focus on retaining large CBM interests for development as infrastructure comes available and economics permit. To date in 2007, Harvest has participated in 5 gross CBM wells as we delineate the potential of this resource, bringing our total gross CBM well count to 9 wells.

The benefit of these projects and developments will be realized through both incremental production in the near term as well as increased future reserve bookings in the longer term. We have the technical focus and team to succeed in finding new opportunities and replenishing declines, and we are proactively establishing ourselves to unlock the value of our assets today and in the years to come.

Exploration Activities

Historically Harvest has not initiated exploration activities but has been involved primarily through agreements that allow for participation in successful drilling, which reduces potential cost and downside. However, over the past twelve months, we have built a team to evaluate and execute on those exploration activities offering an attractive risk / reward balance. To date, our team has been successful in delivering attractive results with our relatively small exploratory program. Examples of our success are demonstrated in southeast Saskatchewan, Markerville, central Alberta and Lloydminster.

  Southeast Saskatchewan – In addition to our ongoing drilling and development activities, this is an area that exemplifies our exploration efforts. We have assembled a significant land base through property acquisition and crown land purchases, shot extensive 3-D seismic, drilled exploratory wells and successfully identified new light oil pools at Hazelwood, Kennedy and Kenosee on a year over year basis. Our most recent discovery at Kenosee (2006) currently has over 10 horizontal wells drilled to date and production of approximately 650 boepd.

HARVEST ENERGY
PRESS RELEASE	Page 5 of 8	November 8, 2007

  Markerville – As a result of internally generated prospects, several exploratory wells have recently been drilled in the area and resulted in a new Ellerslie gas pool discovery. A 100% Harvest working interest follow-up location to the initial discovery well has confirmed an extension to the pool. Initial test data on the most recent well indicate a productive capability in the order of 500 boepd including liquids. We are evaluating 3-5 additional locations as a result of our exploration success, to be executed as part of our 2008 program.

  Central Alberta - An exploratory well drilled encountered significant net gas pay, and initial test data would indicate that it has a productive capability in the order of 800 boepd including liquids. Harvest has a 100% working interest in this well, and has identified at least one follow-up location for 2008, with the potential to downspace further to maximize recovery.

  Lloydminster – A successful exploration well in 2005 identifying a LLoydminster heavy oil pool has led to the drilling of 27 horizontal wells through 2006 and year to date 2007 resulting in current production of 1,500 boepd.

DOWNSTREAM OPERATIONS

Complementing our impressive upstream asset base is our very long-life downstream refining and marketing business. We process medium sour crude oil which is a very similar quality to the oil produced in our upstream business creating a financially integrated business between the upstream and the downstream, and a natural hedge. Being an integrated company with the ability to generate significant free cash flow differentiates Harvest, enhances our financial performance and helps diversify our revenue and cash flow.

The broader energy industry, including the refining business, is subject to seasonality which results in price variations throughout the year. This effect was very evident in the third quarter, as refining margins and crack spreads fell considerably from levels experienced in the second quarter, reducing the cash flow contribution we realized from the downstream. Refining margins for the first nine months of 2007 averaged $10.57 per bbl, which exceeds our original budget, despite a third quarter average of $3.08 per bbl. This reduction was largely driven by a decrease in gasoline (approximately 31% of our product slate) margins which typically occurs during the third quarter. We are seeing a seasonal recovery in distillate (approximately 42% of our product slate) margins as we approach winter and the heating oil season. This will help overall refining margins in the short-term. We also expect to see further strengthening in early 2008 as the summer driving season improves gasoline cracks.

Refinery Investment Opportunities

The weak refining margin environment that prevailed during the latter half of the third quarter gave us a unique opportunity to accelerate a turnaround on the crude unit and vacuum units originally scheduled for the second quarter of 2008 into the fourth quarter of 2007. Our ability to accelerate the turnaround on very short notice and assemble the required materials and personnel is evidence of the skill and expertise of our downstream team. The refinery is expected to return to full production at the beginning of December, with no major maintenance, shutdowns or turnarounds planned during 2008.

A significant advantage that we recognized with the North Atlantic acquisition is the opportunity to make incremental discretionary investments in the refinery and generate very attractive rates of return. Through our annual capital investment budget, we undertake discretionary projects designed to improve reliability and throughput, enhance margins and reduce costs. These smaller projects can be supplemented by more substantial opportunities that have the potential to create significant value.

  Visbreaker Expansion – This project has a direct impact on margins by effectively upgrading approximately 1,500 bbl/d of heavy fuel oil into higher value distillate and gasoline products. The first phase is underway and expected to be complete by the fourth quarter of 2008. The project has very attractive economics, with payout expected in about one year. A potential second phase expansion, which would upgrade an additional 3,000 bbl/d of heavy fuel oil, is in preliminary development.

  Expansion Program – In concert with the visbreaker expansion, this project would see refinery throughput increased 10%, generating an additional 2% gasoline and distillate yield from the heavy fuel oil, as well as providing increased flexibility in gasoline blending and reduced hydrocracker feed procurement.

HARVEST ENERGY
PRESS RELEASE	Page 6 of 8	November 8, 2007

  Delayed Coker – Estimates indicate this 4 -5 year project would require between US$400 and $600 million and would effectively eliminate heavy fuel oil production, improving the gasoline / distillate yield by 25%. We could also do a larger and more extensive coker project which would enable the refinery to run lower gravity, less expensive crude oil feedstock.

  Major Refinery Expansion – With a plot of 476 acres of land and existing infrastructure able to handle further capacity, the refinery’s production could effectively be doubled with an investment of approximately US$1B and a 4-5 year time horizon. This potential for growth efficiency via expansion provides attractive economics relative to a new build development.

Focus on Safety & Environment

Consistent with our values and standard business practices, we run all of our facilities - in the upstream and downstream – using responsible practices to ensure the protection of people and the environment. Safety is at the core of our operations and is of utmost importance as we strive to always protect our people, our neighbors and the environment that we all share. Since our acquisition of North Atlantic on October 19, 2006 to November 7, 2007, our refinery has operated for approximately 1.4 million person-hours without a lost time accident, which is a new safety record for this facility. This meaningful statistic is just one indicator of our commitment to safety, environmental and social responsibility. Three quarters of our refined product slate are environmentally clean fuels with very low sulphur content, which means we do not need to make additional investments in the refinery in order to bring it up to current or future scheduled environmental standards. Significant investment has been made at North Atlantic over the past decade to bring the refinery into compliance with regulations governing clean air and minimizing our environmental footprint, as well as continued efforts focused on being a good and responsible corporate citizen in an environmentally and socially responsible manner. In addition, North Atlantic has been chosen as one of Canada’s Top 100 Employers for the past three years.

DISTRIBUTIONS

Building our business for Sustainable Growth requires us to continually assess and evolve our strategy to ensure an appropriate balance between our cash flow, distributions to Unitholders, capital investment requirements and debt levels. As part of the Sustainable Growth strategy, our monthly distribution has been adjusted to C$0.30 per trust unit.

Given the uncertain and ever challenging environment for producers in western Canada along with the volatility inherent in the downstream business, maintaining flexibility is extremely important. Our Sustainable Growth strategy positions us very well to take advantage of attractive investment opportunities we have identified within our upstream and downstream businesses; reduce debt levels so that we can better weather uncertainty and grow through acquisition; and enhance our overall sustainability with long term growth. We have declared this distribution for a four month period.

Distribution Declaration Details

The distributions declared are based on forecast commodity price levels and operating performance that are consistent with the current environment.

Record Date	Ex-Distribution Date	Payment Date	$Cdn Distribution Amount
November 21, 2007	November 19, 2007	December 17, 2007	$0.30
December 31, 2007	December 27, 2007	January 15, 2008*	$0.30
January 24, 2008	January 22, 2008	February 15, 2008	$0.30
February 22, 2008	February 20, 2008	March 17, 2008	$0.30
*Taxable in the 2007 tax year

The Cdn$0.30 per unit is equivalent to approximately U.S.$0.32 per unit if converted using a Canadian/U.S. dollar exchange rate of 1.07. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

HARVEST ENERGY
PRESS RELEASE	Page 7 of 8	November 8, 2007

FUTURE OUTLOOK

We create value through the entrepreneurial growth of our assets and the efficient development and operation of those assets. With a revised and sustainable distribution level, we have positioned Harvest to create further value for our Unitholders from our existing assets, but also to pursue future potential opportunities to add to our unique and diversified portfolio.

  2008 Upstream – We are budgeting $225 million in annual capital expenditures, weighted towards oil properties in order to maximize returns in an environment of high world oil prices and reflecting our predominantly oil prone asset base. We have focused and reduced our capital budget to ensure that investments provide the most attractive rates of return and are directed to the best opportunities available. Based on this level of capital spending, we anticipate 2008 production volumes to average 55,000 boepd, with operating costs to range between $12.50 and $13 per boe. Royalties as a percentage of 2008 revenue are expected to be consistent with our recent historical rates of approximately 19%.

  2008 Downstream - We are budgeting $63 million in annual capital expenditures, with approximately two-thirds directed towards discretionary projects and $25 million of that directed towards completion of the visbreaker expansion project. Approximately one-third will be used for sustaining capital and maintenance projects. With no planned shutdowns or turnarounds during the year, we anticipate 2008 refinery throughput to average approximately 113,000 bbl/d. Our 2008 per barrel operating costs are expected to be consistent with those realized in 2007, as increased throughputs, improved energy efficiencies and containment of local currency inflation are expected to fully offset projected increases in purchased energy and power prices.

  Debt Levels - Building our business for Sustainable Growth requires us to continually assess and evolve our strategy to maintain an appropriate balance between the distributions we pay out to Unitholders, our capital investment requirements, as well as our current debt position. We had approximately $395 million of committed undrawn bank lines at the end of the quarter, which provides improved flexibility to undertake acquisitions or other value added projects. Through 2008, we will target lower bank debt levels to further increase our flexibility.

  Price Risk Management - Although we do enjoy an asset base that has product and geographic diversity to mitigate volatility and seasonality, we recognize that we are subject to variable commodity prices. As a result, we continue to employ a disciplined price risk management program that helps to minimize cash flow volatility. We now have hedges in place on approximately 85% of our net after royalty expected oil and liquids production in 2008, and 60% in the first half of 2009. We also have contracts in place for approximately 20% of our refinery cracks in 2008 and the first half of 2009. In many cases, these hedges allow us to lock in prices and margins at higher prices than what has been realized in 2007 and prior years.

Looking forward, we continue to be encouraged by the fundamentals for the upstream and downstream oil businesses that we are active in. Given the characteristics of our assets, we feel confident that we can deliver long-life sustainable performance from our asset base while being opportunistic in timing the development of the identified opportunities that we have on those assets. This creates the opportunity for ongoing yield for investors along with the potential for capital appreciation. With our integrated business model, long life assets and strong technical team, Harvest is truly driving our future for Sustainable Growth.

CONFERENCE CALL & WEBCAST

Harvest will be hosting a conference call and Webcast to discuss our third quarter 2007 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on November 9th, 2007. Callers may dial 1-866-542-4236 (international callers or Toronto local dial 416-641-6125) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 416-695-5800) and entering passcode 3226825#.

Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is a significant operator in Canada’s energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 73% to crude oil and liquids and 27% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

HARVEST ENERGY
PRESS RELEASE	Page 8 of 8	November 8, 2007

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Cindy Gray, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca